BD

03015251

SECURITIES AND EXCHANGE COMMISSION
Washington

RECEIVED MAR 1 1 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

3-21

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SEC FILE NUMBER
8- 38761

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pilot Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Ave., Suite 2103
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert McCabe 212/ 888-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Borgmeier & Alario, CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

28 Railroad Ave.,	Warwick	NY	10990
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert McCabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pilot Capital Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

WILLIAM J. PLUCINSKI
NOTARY PUBLIC, State of New York
No. 52-4617653, Suffolk County
Term Expires March 30, 2003

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) XXXXXXXXXXXXXXXXXXXXXX. Balance Sheet
- ☒ (c) Statement of Income (Loss). and Accumulated Deficit
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXX. Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Independent Auditor's Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PILOT CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002

PILOT CAPITAL CORPORATION

Contents to Financial Statements

December 31, 2002

E-MAIL: cpa@warwick.net
FAX: (845) 986-1771

(845) 986-8717
NJ LINE: (973) 835-8549

BORGMEIER & ALARIO, CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

28 RAILROAD AVENUE ∽ WARWICK, NEW YORK 10990
82 NEWARK POMPTON TPKE ∽ RIVERDALE, NJ 07457

Independent Auditor's Report

The Board of Directors
Pilot Capital Corporation
New York, New York

We have audited the accompanying balance sheet of Pilot Capital Corporation at December 31, 2002 and the related statements of Income (Loss) and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pilot Capital Corporation as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Borgmeier & Alario

Warwick, New York
February 4, 2002

Pilot Capital Corporation
Balance Sheet
December 31, 2002

ASSETS	
CURRENT ASSETS:	
Cash and Cash Equivalents	$ 48,797
Shareholders' Loan Receivable	1,602
TOTAL CURRENT ASSETS	50,399
FURNITURE AND EQUIPMENT, AT COST	
Office Furniture	27,335
Office Equipment	104,657
	131,992
Less: Accumulated Depreciation	113,054
NET FURNITURE AND EQUIPMENT	18,938
OTHER ASSETS:	
Investment in restricted stock	85,000
Warrants (Held for Investment)	3,300
Security Deposits	6,642
	94,942
TOTAL ASSETS	$ 164,279
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 20,954
Payroll taxes payable	1,431
Franchise tax payable	400
Total current liabilities	22,785
Commitment (Note 3)	-
TOTAL LIABILITIES	22,785
STOCKHOLDERS' EQUITY	
Common Stock, $1 Par Value, 1000 Shares Authorized 100 Shares Issued and Outstanding	100
Additional Paid-In Capital	2,057,770
Accumulated Deficit	(1,916,376)
TOTAL STOCKHOLDERS' EQUITY	141,494
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 164,279

See notes to financial statements

Pilot Capital Corporation
Statement of Income (Loss) and Accumulated Deficit
For the year ended December 31, 2002

REVENUES:	
Consulting Fees	$ -
Interest and Other	893
	893
Expenses:	
Employee Compensation and Related Benefits	52,089
Occupancy expenses	73,110
Telephone & Internet	15,929
Depreciation	11,744
Other General and Administrative Expenses	55,863
Total Expenses	208,735
Loss Before Provision for Income Taxes	(207,842)
Provision for Income Taxes	400
Net Loss	(208,242)
Accumulated Deficit at Beginning of Year	(1,708,134)
Accumulated Deficit at End of Year	$ (1,916,376)

See notes to financial statements

Pilot Capital Corporation
Statement of Cash Flows
For the year ended December 31, 2002

Cash Flows From Operating Activities:	
Net Loss	$(208,242)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	11,744
Changes in Operating Assets and Liabilities:	
Decrease in prepaid expenses	517
Decrease in accounts payable and accrued expenses	(2,716)
Increase in payroll taxes payable	1,431
Total Adjustments	10,976
Net Cash Used In Operating Activities	(197,266)
Cash Flows From Investing Activities:	
Purchases of office Furniture and Equipment	(4,657)
Principal collections of shareholder loan	14,260
Net cash from investing activities	9,603
Cash Flows From Financing Activities:	
Contributions to paid in capital	150,000
Net Decrease in cash	(37,663)
Cash and Cash Equivalents at beginning of year	86,460
Cash and Cash Equivalents at end of year	$ 48,797

Supplemental Information:	
Income taxes paid	$400
Interest paid	Nil

See notes to financial statements

PILOT CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

Note 1: Summary of Significant Accounting Policies

A. Organization

Pilot Capital Corporation (the "Company") was incorporated in the State of New York in April 1987.

In November 1987, the company was granted by the Securities and Exchange Commission ("SEC") registration as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In May 1988, the Company's membership in the National Association of Securities and dealers was approved.

B. Nature of business

The Company's business is to provide merger and acquisition consulting services to buyers and sellers of businesses, as well as provide corporate finance consulting services.

C. Basis of Financial Statement Preparation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting period. Actual results could differ from those estimates.

D. Revenue recognition

The company recognizes consulting revenue as services are performed in accordance with the terms of the related contracts.

E. Property and Equipment

All property, plant and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred. Depreciation expense for the year ended December 31, 2002, amounted to $ 11,744.

PILOT CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002

F. Cash equivalents

The company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Note 2: Income taxes

The company has elected to be treated as a Subchapter S Corporation for Federal and New York State income tax purposes. Accordingly, net income or loss passes through directly to its stockholders and no provision or (benefit) for federal and New York State income taxes, other than a minimum amount due New York State under Subchapter S status, has been made in the accompanying financial statements. New York City does not recognize Subchapter S status. The accompanying financial statements reflect a provision based on minimum taxes payable to New York State and City for the year ended December 31, 2002

Note 3: Commitment

The Company is obligated under a non-cancelable operating lease on its office space. The extended lease expired in October 31, 2001. Effective November 1, 2001 the lease has been amended so that the term now ends on October 31, 2003. In 2002 $73,110 in rent expense has been included in occupancy costs.

The future minimum lease payments are as follows:

Year Ending	Base Rent Payable
12/31/03	$ 59,190
Thereafter	0
Total Future Lease Payments:	$ 59,190

Note 4: Capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined). The Company is also required to maintain minimum net capital of $5,000. At December 31, 2002 the Company's net capital (as defined) was approximately $26,000 or $21,000 in excess of the required net capital, and the Company' aggregate indebtedness-to-net-capital ratio was .875 to 1.

Note 5: Changes in Stockholders' Equity:

During 2002 the 100 percent shareholder made additional contributions to paid-in-capital. The stockholder will continue to make additional contributions as necessary in order to meet and maintain capital requirements and to continue as a going concern. The contributions amounted to $150,000 in 2002.

Note 6: Investments:

The company carries its investments at cost, as there is not an active market to trade either of these securities. As of December 31, 2002 the investments consist of the following:

A: Restricted Stock:

In 1999, the company provided consulting services to a client in exchange for 10,000 shares of the client's restricted stock, at 10% of fair market value. As provided in APB 29, the client accounted for this transaction at fair market value. The fair market value of the stock at the time it was received was $85,000. Because the stock is not currently actively traded the carrying value is equal to the original valuation or cost. Income is recognized when capital distributions are received.

B: Warrants at a cost and carrying value of $3,300.

ADDITIONAL INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pilot Capital Corporation as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 141,494	3480
2. Deduct ownership equity not allowable for Net Capital			(115,482)	3490
3. Total ownership equity qualified for Net Capital			26,012	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 0	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(0)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net capital before haircuts on securities positions			$ 26,012	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(0)	3740
10. Net Capital			$ 26,012	3750

OMIT PENNIES

* See Schedule One

11

SCHEDULE ONE

PILOT CAPITAL CORPORATION

STATEMENT OF ASSETS DEEMED NOT ALLOWABLE

IN COMPUTING NET CAPITAL UNDER RULE 15c3-1

December 31, 2002

Shareholders' Loan Receivable	$ 1,602
Investment in Restricted Stock	85,000
Investment in Warrants	3,300
Office Furniture And Equipment, At Cost, Net Of Accumulated Depreciation	18,938
Security deposit	6,642
Total Assets Deemed Not allowable	$ 115,482

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pilot Capital Corporation as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

rt A

11.	Minimum net capital required (6-2/3% of line 19)	$ 1,520	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 21,012	3770
	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 23,733	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

	Total A.I. liabilities from Statement of Financial Condition			$ 22,785	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
	Total aggregate indebtedness			$ 22,785	3840
	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 87.5	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 87.5	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
	Excess net capital (line 10 less 24)	$	3910
	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

There were no material differences between the above computations and the corresponding unaudited Part II A Filing.

N TES:

The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pilot Capital Corporation **as of** 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 (Limited Business) .... 5000 [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] .... [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	[4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5

The Board of Directors
Pilot Capital Corporation

In planning and performing our audit of the financial statements of Pilot Capital Corporation for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pilot Capital Corporation that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above, however, We did note the condition described in the following paragraph.

The Company is a small company; essentially all of its operational and record keeping procedures are performed by one individual. Consequently, the segregation of duties typically present in an internal accounting control structure is not practicable. The Company, which has not acted as principal in any securities transactions and does not hold securities for its own account or for the account of customers, has no plans to change operational and record keeping procedures.

These conditions were considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the financial statements; this report does not affect our report on these financial statements dated February 4 2003

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and the Securities and Exchange Commission and should not be used for any other purpose.

Boyman & Alam

Warwick, New York
February 4, 2002